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[LOGO OF CARDIAC SCIENCE]

                              Filing Company:       Cardiac Science, Inc.

                              Subject Companies:    Survivalink Corporation
                                  (File No. for Related Registration Statement
                                  333-64386), and Artema Medical AB (File No.
                                  for Related Registration Statement 333-60308)

                              This communication is filed pursuant to Rule 425 under the Securities Act of 1933, and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

                                                                    News Release

FOR RELEASE AUGUST 29, 2001 at 7:30 AM EDT
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Contact: Matt Clawson (Investors), or     Roderick de Greef
         Lynn Johnson                     Chief Financial Officer
         Len Hall (Media)                 Cardiac Science, Inc.
         Allen & Caron Inc                (949) 587-0357
         (949) 474-4300                   rdegreef@cardiacscience.com
         matt@allencaron.com              ---------------------------
         -------------------
         len@allencaron.com
         ------------------

          CARDIAC SCIENCE'S ACQUISITION OF SURVIVALINK AND ARTEMA ON
                      COURSE TO CLOSE BY END OF SEPTEMBER

         SEC Completes Review of Filings, Shareholder Meeting Date Set

IRVINE, CA (August 29, 2001) . . . .Cardiac Science, Inc. (Nasdaq NM:DFIB) today announced that the U.S. Securities and Exchange Commission has completed its review of the Company's acquisition related filings and Proxy Statement. The registration statements relating to the acquisitions of Survivalink Corporation and Artema Medical AB are now effective. In addition, Cardiac Science has mailed its Proxy Statement to its shareholders and set its annual meeting date for September 21, 2001.

     "Cardiac Science has received the financing commitments necessary to complete the Survivalink acquisition and we are confident that the acquisition will receive overwhelming shareholder support and close soon after our annual meeting," said Raymond W. Cohen, president and CEO. "This will, we believe, allow Cardiac Science to immediately become a major player in the fast growing public access and external defibrillation market which is estimated to grow from $140 million in 2000 to $650 million in 2006."

     Cardiac Science also announced that the merger agreement with Survivalink has been amended to extend the term of the $25.8 million note payable from 9 months to 24 months and to fix the number of shares of Cardiac Science common stock to be issued at 18.15 million. In addition, a payment of $10.5 million in cash is payable at the close of the transaction. Survivalink's shareholders are expected to vote on the transaction on September 14, 2001.

     As previously announced, based Cardiac Science intends to make a tender offer for all the outstanding shares of Artema Medical AB for approximately 4.4 million shares of Cardiac Science common stock. It is anticipated that the Acceptance Period in Sweden will begin on August 31 and end on September 28, 2001. The offer is conditioned upon, among other things, the tender of at least 90 percent of the issued and outstanding Artema shares representing at least 90 percent of the voting power.

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Cardiac Science's Acquisitions on Course to Close by the end of September
Page 2-2-2

     At Cardiac Science's upcoming annual meeting, shareholders will, among other things, be able to vote on an increase in the number of authorized shares, the issuance of common shares in connection with the acquisition of Survivalink, and the issuance of shares in connection with a financing transaction. As disclosed in the Proxy Statement, Cardiac Science intends to raise capital through the issuance of restricted common stock at no less than $2.00 per share in a private placement to a limited number of qualified institutional buyers and accredited institutional investors.

About Cardiac Science
     Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices. The Company's initial product, the Powerheart(R), is the only FDA-cleared technology that monitors a patient's heart activity externally, identifies sudden cardiac arrest and immediately administers life-saving defibrillation without human intervention. The growth of the Company's installed base provides a potential recurring revenue stream from the sale of its proprietary disposable defibrillator electrodes. For more information visit www.cardiacscience.com or www.allencaron.com.
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About Survivalink Corporation
     Survivalink Corporation is a privately held Minneapolis-based company that is a leading provider of easy-to-use portable Automated External Defibrillators (AED's) which allow non-medical persons to quickly provide a life-saving defibrillation shock to a sudden cardiac arrest victim.

     AED's are typically used by first responders such as police, fire and ambulance personnel, and are also being deployed at places where people gather or work, such as airplanes, airports, casinos, office buildings, corporate offices, schools and stadiums. Survivalink's patented RescueReady(R) features, such as one button operation, pre-connected disposable pads and biphasic defibrillation technology, distinguish Survivalink's product from the competition. To date, Survivalink's AED products have saved over 3,000 lives and last year Survivalink sold over 6,000 AED's and generated over $17 million in revenue.

About Artema Medical
     Artema develops, manufactures and markets bedside and portable multi-parameter patient monitors and external defibrillator devices used in cardiac and emergency care applications inside and outside of hospitals. Artema's products are distributed throughout Europe, Asia and the Middle East.

     This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements include, but are not limited to, the company's ability to complete the Artema acquisition and the Survivalink acquisition and related financing, the life-saving potential of Cardiac Science's technology, the anticipated synergies from the acquisitions and the expected closing dates and the applications of the Company's technology. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 2000 and other documents filed by the company with the Securities and Exchange Commission.

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Cardiac Science's Acquisitions on Course to Close by the end of September
Page 3-3-3

WE HAVE FILED AN S-4 REGISTRATION STATEMENT AND A PROXY STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE SURVIVALINK ACQUSITION. WE HAVE FILED AN S-4 REGISTRATION STATEMENT WITH THE SEC IN CONNECTION WITH THE ARTEMA ACQUSITION. WE URGE YOU TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov (http://www.sec.gov) and upon oral or written request to Cardiac
--------------------------------
Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention:
Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587
0357). Cardiac Science, its directors, executive officers and certain members of management and employees may be soliciting proxies from Cardiac Science's stockholders in connection with the annual meeting of stockholders scheduled for September 21, 2001. Information concerning Cardiac Science's participants in the solicitation is set forth in its Definitive Proxy Statement on Schedule 14A filed with the SEC on August 27, 2001.

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